UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 52322 / August 23, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-11992

In the Matter of **UCAP, INC.,** **Respondent.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exhange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by UCAP, Inc. ("UCAP" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings instituted against Respondent on July 27, 2005, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that

A.   UCAP, a Colorado corporation with its principal place of business in Aurora, Colorado, operated a mortgage banking business until it ceased operations on approximately April 30, 2004. UCAP's common stock has been registered with the Commission pursuant to Section 12(g) of the Exchange Act since 1996, and is quoted currently on the "Pink Sheets," disseminated by Pink Sheets LLC. Prior to July 2002, it was quoted on the OTC Bulletin Board, a service of the NASDAQ Stock Market, Inc.

B.   UCAP has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission, in that UCAP has not filed an annual report on Form 10-KSB with the Commission since January 15, 2003[2]; UCAP has not filed a quarterly report on Form 10-QSB with the Commission since May 15, 2003; and UCAP has not filed its Forms 10-KSB for the years ended June 30, 2003 and June 30, 2004, or its Forms 10-QSB for the quarters ended September 30, 2003, December 31, 2003, March 31, 2004, September 30, 2004, December 30, 2004, and March 31, 2005.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

---

[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

[2] Until the quarter ended March 31, 2003, UCAP's fiscal year-end was September 30. Thereafter, UCAP changed its fiscal year-end to June 30.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Repondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Jonathan G. Katz
Secretary